

Mail Stop 4546

April 28, 2017

Via E-mail
Mr. Daniel Spiegelman
Executive Vice President and Chief Financial Officer
BioMarin Pharmaceutical, Inc.
770 Lindaro Street
San Rafael, CA 94901

> **Re:** **BioMarin Pharmaceutical, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 0-26727**

Dear Mr. Spiegelman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Impairment of Long-Lived Assets, page 61

1. You disclose that in the fourth quarter of 2016 you assessed qualitative factors such as "industry and market considerations and other entity specific factors" and determined that the goodwill of $148 million from your Prosensa Holding N.V. acquisition, at December 31, 2016, was not impaired. Please explain to us the specific factors that you considered in reaching this conclusion and specifically how the $599.1 million impairment charge recognized in the 2nd Quarter 2016 related to IPR&D acquired with the Prosensa acquisition impacted your assessment. Further, please explain how you considered the guidance in ASC 350-20-35-33 through 35-38 in identifying only a single reporting unit for purposes of your goodwill impairment testing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants Frank Wyman at (202) 551-3660 or Ibolya Ignat at (202) 551-3636 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance